(An Exploration Stage Company)

Audited Consolidated Financial Statements

December 31, 2015

(Expressed in U.S. Dollars)

Management’s Responsibility for Financial Reporting

The management of Quaterra Resources Inc. is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including consolidated financial statements, reflects amounts based on management’s best estimates and judgments. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting and internal control matters before the consolidated financial statements are approved by the Board of Directors and submitted to the Company’s shareholders.

Smythe LLP, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in the independent auditors’ report.

“Thomas C. Patton” (signed)	“Lei Wang” (signed)

Thomas C. Patton	Lei Wang
President and Chief Executive Officer	Chief Financial Officer

March 24, 2016
Vancouver, British Columbia, Canada

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF QUATERRA RESOURCES INC.

We have audited the accompanying consolidated financial statements of Quaterra Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2015, December 31, 2014 and January 1, 2014, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2015, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Quaterra Resources Inc. as at December 31, 2015, December 31, 2014 and January 1, 2014, and its financial performance and its cash flows for the years ended December 31, 2015, 2014 and 2013 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Chartered Professional Accountants

Vancouver, Canada
March 24, 2016

Quaterra Resources Inc.
Consolidated Statements of Financial Position
(Expressed in U.S. Dollars)

	Note	December 31, 2015	December 31, 2014	January 1, 2014
Assets			(Restated - Note 2(b))	(Restated - Note 2(b))
Current assets:
Cash and cash equivalents		$4,522,123	$1,482,469	$770,409
Amounts due from exploration partner		47,856	25,273	42,617
Taxes and other receivables		4,907	4,239	5,780
Amount due from Freeport Nevada LLC	5(c)	1,935,212	1,984,654	-
Prepaid and deposits		80,728	65,917	73,491
		6,590,826	3,562,552	892,297
Non-current assets:
Marketable securities		-	-	3,590
Amount due from Freeport Nevada LLC	5(c)	-	1,850,650	-
Equipment	4	14,278	65,923	129,547
Mineral properties	5	30,300,010	32,296,322	38,651,358
Reclamation bonds		52,152	61,701	156,833
		30,366,440	34,274,596	38,941,328
Total Assets		$36,957,266	$37,837,148	$39,833,625

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$525,563	$325,309	$465,774
Due to related parties		-	2,839	593,606
Convertible notes	7	379,277	-	-
Loan payable	6	515,137	-	-
		1,419,977	328,148	1,059,380
Non-current liabilities:
Convertible notes	7	-	389,215	-
Derivative liability - warrants	8	1,391,956	1,292,652	1,026,722
		1,391,956	1,681,867	1,026,722
Total Liabilities		2,811,933	2,010,015	2,086,102
Shareholders' Equity
Share capital		100,050,761	100,050,761	100,050,761
Share-based payment reserve		18,424,303	17,002,242	16,782,049
Deficit		(84,329,731)	(81,225,870)	(79,085,287)
		34,145,333	35,827,133	37,747,523
Total Liabilities and Shareholders' Equity		$36,957,266	$37,837,148	$39,833,625

(See the accompanying notes to consolidated financial statements)

Approved on behalf of the Board of Directors on March 24, 2016:

“Thomas Patton” (signed)	“Terry Eyton” (signed)
Director	Director

Quaterra Resources Inc.
Consolidated Statements of Comprehensive Loss
(Expressed in U.S. Dollars)

		Years Ended December 31,
	Note	2015	2014	2013
		(Restated - Note 2(b))		(Restated - Note 2(b))
General administrative expenses
Administration and general office expense		$273,704	$315,729	$566,652
Consulting		159,825	33,784	222,569
Depreciation		9,529	29,689	64,184
Directors' fees		17,985	-	-
Investor relations and communications		72,329	77,790	34,306
Personnel costs		701,737	908,364	694,751
Professional fees		274,875	570,372	554,154
Share-based payments	9	208,450	220,193	396,270
Transfer agent and regulatory fees		63,014	96,472	90,318
Travel and promotion		78,286	39,559	69,366
		(1,859,734)	(2,291,952)	(2,692,570)

Exploration partner fees		25,000	19,649	22,780
Fair value gain (loss) on derivative liability	8	(1,207,198)	597,124	2,036,493
Foreign exchange gain (loss)		70,587	182,449	(6,777)
General exploration costs		(18,089)	(366,030)	(58,106)
Impairment of marketable securities		-	(3,590)	(7,035)
Impairment of mineral properties	5	-	(3,022,543)	(22,582,486)
Gain (loss) on disposal of equipment		(42,116)	6,972	-
Gain (loss) on disposal of mineral properties		-	2,853,832	(1,495,318)
Interest expense and other		(72,311)	(116,494)	-
Write-off of tax taxes receivable		-	-	(43,616)
		(1,244,127)	151,369	(22,134,065)

Net loss for the year		$(3,103,861)	$(2,140,583)	$(24,826,635)
Unrealized loss on marketable securities		-	-	(7,035)
Transfer on impairment of marketable securities		-	-	7,035
Comprehensive loss for the year		$(3,103,861)	$(2,140,583)	$(24,826,635)

Loss per share - basic and diluted		$(0.02)	$(0.01)	$(0.14)
Weighted average number of common shares outstanding		193,479,416	193,479,416	172,117,694

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)

	Years Ended December 31,
	2015	2014	2013
		(Restated - Note 2(b))	(Restated - Note 2(b))
Operating activities
Net loss for the year	$(3,103,861)	$(2,140,583)	$(24,826,635)
Items not involving cash:
Depreciation	9,529	29,689	64,184
Fair value (gain) loss on derivative liability	1,207,198	(597,124)	(2,036,493)
(Gain) loss on sale of mineral property	-	(2,853,832)	1,495,318
Interest expenses	82,990	64,759	43,831
Share-based payments	208,450	220,193	396,270
Impairments of mineral properties	-	3,022,543	22,582,486
Impairment of marketable securities	-	3,590	7,035
Write-off of taxes and other receivables	-	2,204	-
Disposal of equipment	42,116	(6,972)	-
	(1,553,578)	(2,255,533)	(2,274,004)
Changes in non-cash working capital
Taxes and other receivables	(668)	1,541	20,318
Prepaid and deposits	(14,811)	7,574	185,226
Accounts payable and accrued liabilities	(194,512)	(66,631)	40,532
Due to related parties	(2,839)	2,839	(23,252)
Cash used in operating activities	(1,766,408)	(2,310,210)	(2,051,180)
Financing activities
Shares and warrants issued for cash, net of issue costs	-	-	2,588,631
Other payable	-	459,481	-
Loan payable	500,000	(549,775)	549,775
Cash provided by financing activities	500,000	(90,294)	3,138,406
Investing activities
Expenditures on mineral properties	(3,683,923)	(1,673,038)	(3,623,413)
Due from exploration partners	(22,583)	17,344	486,132
Mineral property option payment	4,575,000	2,382,332	-
Proceeds from disposal of equipment	-	34,471	-
Reclamation bonds	9,329	77,903	-
Proceeds from sale of mineral property	3,500,000	2,390,870	1,283,725
Cash provided by (used) in investing activities	4,377,823	3,229,882	(1,853,556)
Effect of foreign exchange on cash	(71,761)	(117,318)	(10,130)
Increase (decrease) in cash and cash equivalents during the year	3,039,654	712,060	(776,460)
Cash and cash equivalents, beginning of year	1,482,469	770,409	1,546,869

Cash and cash equivalents, end of year	$4,522,123	$1,482,469	$770,409

Supplemental cash flow information (Note 12)

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Changes in Equity
(Expressed in U.S. Dollars)

	Common Shares		Share-based payment	Accumulated other
	Shares	Amount	reserve	comprehensive loss	Deficit	Total
Balance, December 31, 2012	162,990,836	$99,776,122	$16,385,779	$-	$(54,258,652)	$61,903,249

Common shares issued for cash, net of issue costs	29,810,000	2,588,630				2,588,630

Common shares issued for mineral properties	678,580	81,843				81,843

Derivative liability - warrants		(2,395,834)				(2,395,834)

Share-based payments			396,270			396,270

Unrealized loss on available-for-sale marketable securities				(7,035)		(7,035)

Impairment of available-for-sale marketable securities				7,035		7,035

Net loss for the year					(24,826,635)	(24,826,635)

Balance, December 31, 2013	193,479,416	100,050,761	16,782,049	-	(79,085,287)	37,747,523

Share-based payments			220,193			220,193

Net loss for the year					(2,140,583)	(2,140,583)

Balance, December 31, 2014	193,479,416	100,050,761	17,002,242	-	(81,225,870)	35,827,133

Share-based payments			208,450			208,450

Derivative liability - warrants			1,213,611			1,213,611

Net loss for the year					(3,103,861)	(3,103,861)

Balance, December 31, 2015	193,479,416	$100,050,761	$18,424,303	$-	$(84,329,731)	$34,145,333

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

1.	Nature and Continuance of Operations

Quaterra Resources Inc. (“Quaterra” or the “Company”) was incorporated in British Columbia, Canada under the Business Corporations Act (British Columbia) on May 11, 1993. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) and OTCQX Markets. The principal address of the Company is Suite 1100 – 1199 West Hastings Street, Vancouver, BC, Canada, V6E 3T5.

The Company is a copper exploration company working on mineral properties it has acquired by way of option agreements and claim staking in the United States and Mexico. Currently the Company is focusing its effort on the Bear Property located in Lynn County, Nevada, United States.

On June 16, 2014, the Company announced a Membership Interest Option Agreement (the “Option Agreement”) with Freeport-McMoran Nevada LLC (“Freeport Nevada”), whereby Freeport Nevada could earn up to a 75% interest in the Company’s wholly owned subsidiary Singatse Peak Services LLC (“Singatse Peak”) for $138.6 million in spending through completing a feasibility study.

On June 15, 2015, the Company announced that Freeport Nevada elected to continue its Option Agreement and committed $7.15 million towards a 12-month drilling program (Note 5).

The Company defers all acquisition, exploration and evaluation costs related to the properties on which it is conducting exploration. The underlying value and the recoverability of the amounts recorded as mineral properties is entirely dependent upon the existence of economically recoverable mineral reserves and the ability of the Company to obtain the necessary funding to complete the exploration activities of its mineral properties, or upon the Company’s ability to dispose of its interests on a profitable basis. The carrying value of the Company’s mineral properties does not reflect current or future values.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the consolidated statements of financial position. The Company believes that based on its current working capital and committed funding from Freeport Nevada, it could sustain its operations and maintain its minimum obligations, including general corporation activities for the next 12 months.

2.	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, effective December 31, 2015. The principal accounting policies applied in the preparation of these consolidated financial statements are set out below and have been applied consistently to all the years presented, unless otherwise stated.

a)	Basis of presentation and consolidation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale and derivative financial liability, which are stated at their fair values.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

These consolidated financial statements incorporate the financial statements of the Company and its subsidiaries, which are controlled by the Company:

			Percentage of ownership
			at December 31,
Name of subsidiary	Principal activity	Place of incorporation	2015	2014
Quaterra Alaska Inc.	Exploration	United States	100%	100%
Singatse Peak Services LLC	Exploration	United States	100%	100%
Quaterra International Limited	Holding company	British Virgin Islands	100%	100%
QTA International Nieves Limited	Holding company	British Virgin Islands	100%	100%
Minera Stockwork de Plata, S A de C.V.	Holding company	Mexico	100%	100%
Minera Agua Tierra S.A. de C.V.	Exploration	Mexico	100%	100%

Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All material intercompany transactions, balances and expenses are eliminated on consolidation.

b)	Translation of foreign currencies

Items included in the consolidated financial statements of the Company and each of its subsidiaries are measured in each entity’s functional currency in which the primary economic environment the entity operates.

Change in functional currency and presentation currency

Further to the Option Agreement entered in June 2014 with Freeport Nevada, and the sale of the Company’s interest in Mexico Nieves property in December 2014 (Note 5), the Company changed the functional and presentation currency of its Canadian parent and all subsidiaries from Canadian dollars (“CAD”) to U.S. dollars (“USD”) effective January 1, 2015. The change is to better reflect the Company’s business activities based on the fact that a significant majority of its cash flows were denominated in USD.

In making this change to the USD currency, the Company followed the guidance in IAS 21, The Effects of Changes in Foreign Exchange Rates and has applied the functional currency change prospectively and presentation currency change retrospectively.

For the functional currency change, all assets, liabilities, issued capital and other components of equity were translated into USD at the exchange rate on the effective date. Comparative figures have been translated using the exchange rate effective at the date of change in functional currency.

In addition to the comparative financial statements, the Company has presented a third consolidated statement of financial position as at January 1, 2014 as required by IFRS for a change in accounting policy. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of transactions. Monetary assets and liabilities are translated at exchange rates prevailing at each reporting date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than the Company’s functional currency are recognized in net loss.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and highly liquid investments with a maturity of three months or less.

d)	Equipment

Equipment is stated at cost less accumulated depreciation and impairment losses. Cost comprises expenditures that are directly attributable to the acquisition of the asset. Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment, and are recognized in net loss.

Depreciation is calculated over the estimated useful life of the assets using the declining-balance method at an annual rate of 30% for vehicles and field equipment, and up to 75% for computer equipment.

e)	Mineral properties

The Company is in the advanced exploration stage with respect to its investment in mineral properties, and accordingly, follows the practice of capitalizing all costs relating to the acquisition of, exploration for and evaluation of mineral claims. Such costs include, but are not exclusive to, geological and geophysical studies, exploratory drilling and sampling. Capitalization of costs commences once the Company has obtained legal rights to explore a specific area. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment. An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

Proceeds from the sale of properties or cash proceeds received from farm-out agreements are recorded as a reduction of the related mineral interest, with any excess proceeds accounted for in net loss.

f)	Convertible notes

The Company’s convertible notes are split into their corresponding debt and equity components at the date of issue. The debt component is classified as a liability and recorded at the present value of the Company’s obligation to make future principal and interest payments. The equity component represents the value of the conversion right and attached warrants and is determined using the residual value approach.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

g)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. The proceeds from the issuance of units are allocated between common shares and share purchase warrants on a residual value basis, wherein the fair value of the common shares is based on the market value on the date of announcement of the placement and the balance, if any, is allocated to the attached warrants. Share issuance costs are netted against share proceeds.

h)	Share-based payments

The Company has a stock option plan that is described in Note 9. Share-based payments to employees are measured at the fair value of the equity instruments issued and are amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or at the fair value of the equity instruments issued (if it is determined the fair value of the goods or services cannot be reliably measured), and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based payment reserve. If and when the stock options or warrants are ultimately exercised, the applicable amount of reserve is transferred to share capital.

i)	Financial instruments

Financial instruments are classified as one of the following: fair value through profit or loss (“FVTPL”), held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive loss and reported in shareholders’ equity.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss accordingly.

The Company’s warrants that have an exercise price denominated in a currency other than the Company’s functional currency are treated as derivative liabilities, and accordingly, recorded in the Company’s consolidated statements of financial position at fair value calculated using the Black-Scholes option pricing model. Changes in fair values are recorded in profit or loss.

j)	Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

k)	Income tax

Income tax comprises current and deferred tax. Income tax is recognized in net loss, except to the extent related to items recognized directly in equity or in other comprehensive loss.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

l)	Measurement uncertainties and estimates

(i)	Resource estimates

The Company relies on appropriately qualified persons to estimate mineral resources. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the indicated and inferred mineral resources estimates may impact the carrying value of the mineral properties.

(ii)	Impairment of mineral properties

The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, plans for properties and the results of exploration and evaluation to date.

(iii)	Share-based payments and fair value of derivative liabilities

The Company follows accounting guidelines in determining the fair value of share-based compensations. The computed amount is not based on historical costs, but is derived based on subjective assumptions input into a pricing model.

Fair value of derivative liabilities that are not traded in an active market is determined by using a valuation technique. Management makes estimates and utilizes assumptions in determining the fair value for share-based payments, warrants and the (gain) loss on the revaluation of the derivative liability in determining inputs to be used for the Black-Scholes option pricing model.

(iv)	Deferred tax assets

The assessment of availability of future taxable profits involves judgment. A deferred tax asset is recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized.

(v)	Recoverability of amounts receivable

The assessment of recoverability of amounts receivable involves judgment. Amounts receivable are recognized to the extent that it is probable that the amounts will be received by the Company.

m)	Accounting judgments

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are related to the economic recoverability of the mineral properties, the determination of functional currency for the Company and its subsidiaries and the assumption that the Company will continue as a going concern.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

3.	Recent and Future Accounting Changes

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has neither completed its assessment of the impact nor early adopted the new and amended standards on its consolidated financial statements.

IFRS 9 Financial Instruments

IFRS 9 replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. The new standard is effective for annual periods beginning on or after January 1, 2018, with an early adoption permitted.

IFRS 15 Revenue from Contracts with Customers

The new standard provides a comprehensive revenue recognition model for all contracts with customers and requires management to exercise judgment and make estimates that affect revenue recognition. IFRS 15 is effective for annual reporting periods beginning after January 1, 2018.

IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures

The amendments to IFRS 10 Consolidated Financial Statements (IFRS 10) and IAS 28 Investments in Associates and Joint Ventures (IAS 28) deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. The effective date of these amendments have been deferred indefinitely. The adoption of these amendments is not expected to have an impact on the Company’s consolidated financial statements.

IFRS 16 Leases

IFRS 16 specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17 Leases.

The standard was issued in January 2016 and is effective for annual periods beginning on or after January 1, 2019.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

4.	Equipment

The Company holds the following equipment at December 31, 2015, 2014 and 2013:

	Computer Equipment	Field Equipment	Vehicles	Total

Cost
Balance, December 31, 2013	$127,529	$150,651	$423,248	$701,428
Disposal during the year	-	-	(79,693)	(79,693)
Balance, December 31, 2014	127,529	150,651	343,555	621,735
Disposal during the year	(59,310)	(55,387)	(227,153)	(341,850)
Balance, December 31, 2015	68,219	95,264	116,402	279,885

Accumulated depreciation
Balance, December 31, 2013	125,823	117,957	328,101	571,881
Depreciation for the year	1,706	9,808	18,175	29,689
Disposal of fixed asset	-	-	(45,758)	(45,758)
Balance, December 31, 2014	127,529	127,765	300,518	555,812
Depreciation for the year	-	4,002	5,527	9,529
Disposal during the year	(59,310)	(43,225)	(197,199)	(299,734)
Balance, December 31, 2015	68,219	88,542	108,846	265,607

Carrying value
At December 31, 2013	1,706	32,694	95,147	129,547
At December 31, 2014	-	22,886	43,037	65,923
. At December 31, 2015	$-	$6,722	$7,556	$14,278

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

5.	Mineral Properties

The Company is in the business of exploring and developing its copper assets in the state of Nevada. Exploration programs are carried out through the Company’s management expertise and the use of consultants and contractors. Continuation of these programs is dependent on the drilling results, the continuing participation of Freeport Nevada, or the Company’s ability to raise funds.

Total mineral property acquisition and exploration costs for the year ended December 31, 2015 and 2014 were as follows:

	United States					Mexico
	MacArthur	Yerington	Bear	Herbert	Other	Nieves	Total
Mineral Properties	Copper	Copper	Copper	Gold	Properties
Acquisition
Balance, December 31, 2014	$3,132,901	$3,361,701	$427,752	$141,313	$456,897	$634,181	$8,154,745
Additions	368,164	202,986	750,117	12,112	131,317	2,000	1,466,696
Balance, December 31, 2015	3,501,065	3,564,687	1,177,869	153,425	588,214	636,181	9,621,441

Exploration
Balance, December 31, 2014	16,945,752	6,339,702	15,403	1,374,146	105,994	1,730,946	26,511,943
Geological	59	11,775	672,104	-	-	20,723	704,661
Geophysical	-	-	50,900	-	-	-	50,900
Geochemical	-	-	61,204	-	-	-	61,204
Drilling	(40,500)	641	1,494,804	-	-	-	1,454,945
Technical Studies	-	1,228	146,342	-	-	-	147,570
Other	1,760	14,012	176,940	-	-	-	192,712
Additions (recovery)	(38,681)	27,656	2,602,294	-	-	20,723	2,611,992
Balance, December 31, 2015	16,907,071	6,367,358	2,617,697	1,374,146	105,994	1,751,669	29,123,935
Recovery from sales of properties and advances for exploration	(2,076,188)	(847,930)	(4,021,248)	-	-	(1,500,000)	(8,445,366)
Total acquisition and exploration Balance, December 31, 2015	$18,331,948	$9,084,115	$(225,682)	$1,527,571	$694,208	$887,850	$30,300,010

(1) During the year, the Company reclassified it's Nieves property as held for sale as proceeds from the sale are expected to be received within the next 6 months.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

	United States					Mexico
	MacArthur	Yerington	Bear	Herbert	Other	Nieves	Total
Mineral Properties	Copper	Copper	Copper	Gold	Properties
Acquisition
Balance, December 31, 2013	$2,897,490	$2,901,978	$293,467	$129,755	$2,184,789	$1,511,445	$9,918,924
Additions	235,411	459,723	134,285	11,558	75,068	101,055	1,017,100
Recovery	-	-	-	-	(430,750)	(978,319)	(1,409,069)
Disposal	-	-	-	-	(1,059,968)	-	(1,059,968)
Impairments	-	-	-	-	(312,242)	-	(312,242)
Balance, December 31, 2014	3,132,901	3,361,701	427,752	141,313	456,897	634,181	8,154,745

Exploration
Balance, December 31, 2013	16,800,522	6,071,783	10,653	1,361,137	342,971	4,145,368	28,732,434
Geological	133,931	163,414	4,750	678	-	67,081	369,854
Geophysical	2,852	-	-	-	-	-	2,852
Technical Studies	8,396	18,770	-	-	-	-	27,166
Other	51	85,735	-	12,331	-	28,357	126,474
Additions	145,230	267,919	4,750	13,009	-	95,438	526,346
Impairments	-	-	-	-	(236,977)	(2,509,860)	(2,746,837)
Balance, December 31, 2014	16,945,752	6,339,702	15,403	1,374,146	105,994	1,730,946	26,511,943
Recovery from sales of properties	(1,708,023)	(617,288)	(45,055)	-	-	-	(2,370,366)
Total acquisition and exploration Balance, December 31, 2014	$18,370,630	$9,084,115	$398,100	$1,515,459	$562,891	$2,365,127	$32,296,322

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

a)	Yerington Assets

On June 13, 2014, the Company entered into the Option Agreement with Freeport-McMoRan Nevada LLC, which sets out terms for exploration of the Company’s copper properties in Yerington district, Nevada, including MacArthur, Yerington, Bear and Wassuk, collectively the “Yerington Assets”. All Yerington Assets are held 100% under Singatse Peak.

Pursuant to the terms of the Option Agreement, amended on May 8, 2015, Freeport Nevada has the right to earn an initial interest of 55% in Singatse Peak by funding a total of $40.75 million over three stages in four years (“Option Period”) starting June 2014. Freeport Nevada can earn an additioanl 20% interest by funding Singatse Peak to complete a feasibility study or through a sole fuding of $97.85 million, whichever comes first. Freeport Nevada can choose to fund with Quaterra on the basis of 55% and 45%, respectively. Alternatively, Freeport Nevada could earn a further 5% for up to an additional $50 million in Singatse Peak after completing the $97.85 million sole funding.

The funds received during the Option Period were used for Yerington Assets land, water and mineral rights maintainance, compliance with environmental law, exploration drilling program and general administration expenditures. Details and status of the Option Agreement as of December 31, 2015 are listed below:

Three-Stages	Option Period	Funding Obligation	Funds Received
Stage 1 - completed	12 months	$2.5 million	$2.5 million
Stage 2 - committed	12 months	$7.15 million	$4.575 million
Stage 3 - optional	24 months	$31.1 million	$Nil

During the first 12 months (“Stage 1”), all Yeringon Assets were transferred to Singatse Peak from Quaterra Alaska Inc. in August 2014. On June 13, 2015, Freeport Nevada elected to extend the Option Period for an additional 12 months (“Stage 2”) immediately following the expiration of the Stage 1 period.

By June 13, 2016, Freeport Nevada will decide if a further 24 months extension (“Stage 3”) of the Option Agreement will be made or not. If Freeport Nevada terminates the Option Agreement during the Option Period, the Yerington Assets will be retrurned to the Company in which Freeport would have not earned any interest.

The Company has proratably decreased the carrying value of the Yerington Assets for the $2.5 million received in Stage 1 corresponding to total amounts invested in the properties at the time of receipt of each payment. Funding received for Stage 2 has been mainly  spent in a drilling program at its Bear property started in August 2015.

At any time when the Company and Freeport Nevada are proportionally funding their share of costs, and before an affirmative decision to begin production, a non-funding party will suffer ordinary dilution. Should either party’s interest fall below 10%, it will be converted into a 1% net smelter royalty (“NSR”) royalty. After a production decision, a non-funding party will dilute to a 1% NSR royalty.

Detailed description of the Yerington Assets are as below:

(i)	MacArthur Property, Nevada

The Company acquired a 100% interest in the MacArthur project through an option agreement dated September 13, 2005, and subsequently amended, with North Exploration LLC by for total $2.2 million completed in January 2015.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

The property is subject to a 2% NSR, which may be reduced to a 1% NSR royalty in consideration for $1.0 million.

(ii)	Yerington Property, Nevada

The Company acquired a 100% interest in the Yerington property on April 27, 2011 by making a $500,000 cash payment and issuing 250,000 common shares of the Company. The property has a 2% NSR royalty capped at $7.5 million on commencement of commercial production.

The Yerington property is a historic mining site formerly owned and operated by the Anaconda Company, Atlantic Richfield Company and Arimetco. The property has a history of environmental releases, which are outlined in an environmental site assessment undertaken for the Company by the Chambers Group and subsequently updated by SRK Consulting. The Yerington mine site is a Comprehensive Environmental Response Compensation and Liability Act site, but has not been listed on the National Priorities List.

Prior to closing on the property, the Company obtained Bona Fide Prospective Purchaser (“BFPP”) Reasonable Steps letters from the US Environmental Protection Agency (“EPA”), the State of Nevada Department of Environmental Protection and the Bureau of Land Management. These letters define reasonable steps that the Company could take to retain its status as a BFPP.

During the year ended December 31, 2012, the Company entered into a voluntary settlement agreement (the “Settlement Agreement”) with the EPA to assist in upgrading the fluid management system (the “System”), which manages fluids from the former Arimetco operations at the property. Under the terms of the Settlement Agreement, the Company agreed to complete a study of the System in order to determine additional repairs or modifications that may be required, and to work with the EPA to determine which, if any, of the conclusions of the study should be implemented. As part of the Settlement Agreement, the Company obtained a site-wide covenant from the EPA not to sue for existing environmental contamination related to historic mining operations at the site.

In September 2014, Singatse Peak submitted to the EPA a final report that documented the work Singatse Peak performed under the EPA Agreement. On January 7, 2015, the EPA issued a notice of completion to Singatse Peak confirming that the obligations defined in the Settlement Agreement had been met. Singatse Peak believes it does not have further obligations under the Settlement Agreement, except for those as a landowner and as a BFPP.

(iii)	Bear Property, Nevada

During the year ended December 31, 2013, the Company entered into four option agreements to acquire private land in Yerington, Nevada, known as the Bear Deposit. In May 2015, the Company entered into the 5th option agreement to have acquired additional private land covering a portion of the Bear Deposit.

Under the terms of the five option agreements, Company is required to make approximately $6.24 million cash payments in order to maintain the exclusive right to purchase the land, mineral rights and certain water rights and to conduct mineral exploration on these properties. Payments due under the five option agreements by year are as follows:

•	$329,258 due in 2013 (paid)
•	$341,258 due in 2014 (paid)
•	$788,258 due in 2015 (paid) and
•	$4,781,774 from 2016 to 2022.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

(iv)	Wassuk Property, Nevada

On May 26, 2011, further amended in May 2014 and March 2016, the Company entered into a mining lease with an option to purchase agreement with Majuba Mining Ltd. to earn an interest in certain unpatented mining claims in Lyon County, Nevada, for $1.51 million plus a work commitment of $300,000 by August 1, 2018:

•	$390,000 prior payments before August 23, 2013 (paid)
•	$80,000 on or before each of August 1, 2014 and 2015 (paid)
•	$100,000 on or before each of August 1, 2016
•	$200,000 on or before each of August 1, 2017 and 2018, and
•	$230,000 on or before each of August 1, 2019 and August 1, 2020.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 1% NSR royalty in consideration for $1.5 million.

b)	Nieves Silver Concessions, Mexico

The Company acquired a 100% interest in the Nieves silver property, located in northern Zacatecas, Mexico, by making option payments to the original concession holders through an Underlying Agreement. In April 2003, the U.S.-based Blackberry Ventures 1, LLC (“Blackberry”) earned a 50% interest in the Nievis property through a joint arrangement by making a $1.5 million cash payment. The Company held the other 50% interest and was the operator for the Nieves property until December 2014. All work plans were made in consultation with Blackberry, which contributed its share of ongoing exploration costs plus a 10% administration fee.

On December 29, 2014, the Company entered into a Stock Purchase Agreement to sell its 50% interest in the Nieves property to Blackberry for $4.0 million. Under the terms of this agreement, the Company would receive four equal payments over 15 months on December 29, 2014, March 1, 2015, September 1, 2015 and March 1, 2016. Blackberry would earn an additional 12.5% interest in the Nieves property upon each payment. All costs for maintaining and exploring the Nieves property would be the sole responsibility of Blackberry until Blackberry completes the $4.0 million payments. In the event that Blackberry subsequently sells the Nieves property, the Company will receive 7.5% of the future net sale price.

As a result of this Stock Purchase Agreement, the Company recorded a $2.5 million impairment in December 2014 to reflect the fair value of the Nieves property.

As of December 31, 2015, $2.5 million out of the $4.0 million payments was received. The Company agreed to extend the September payment to November 16, 2015 upon receiving a $25,000 extension fee from Blackberry. On November 16, 2015, Blackberry paid $500,000 with the remaining $500,000 further extended to June 1, 2016 subject to certain conditions. See Note 16 for more details.

During the year ended December 31, 2015, $111,656 was billed to Blackberry for certain geological personnel costs paid by the Company, of which $47,900 (December 31, 2014 – $25,273) was still owed as of December 31, 2015.

The Nieves concessions are subject to a maximum 3% NSR to the original concession holders, which the Company may purchase at any time in consideration for $2.0 million. In addition, Kennecott Exploration Company, the optionor in the initial underlying agreement, retained a 2% NSR royalty on certain core claims and 1% NSR royalty on certain peripheral claims. On January 24, 2007, this NSR was purchased by Royal Gold Inc. Commencing January 26, 2004, an advance minimum royalty payment of $75,000 is due to the concession holders until the commencement of commercial production.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

c)	Other Non-Core Assets

On September 10, 2014, the Company entered into an Asset Purchase Agreement with Freeport-McMoRan Mineral Properties Inc. (“Freeport”) to sell its interests in the three non-core assets for $5.0 million (the “Purchase Price”) and 19 million share purchase warrants to Freeport.

On October 3, 2014, Freeport acquired the Company’s remaining interests in SW Tintic copper in Utah, Butte Valley copper in Nevada and Cave Peak molybdenum in Texas, and paid $1.0 million. The remaining $4.0 million was payable in $500,000 tranches every quarter commencing January 1, 2015.

The 19 million warrants are exercisable at $0.16 per warrant for five years subject to vesting and termination provisions corresponding to the payment of the Purchase Price in tranches. 20% of the warrants were vested October 3, 2014 and 10% would be vested upon each quarterly payment of the Purchase Price. In the event of any failure to pay a quarterly payment of the Purchase Price, any unvested warrants will terminate; conversely, upon any accelerated payment of the balance of the Purchase Price, any unvested warrants will vest.

The Company discounted the value of the $5.0 million at 5% and accretes interest to income on the effective interest method. During the year ended December 31, 2015, the Company accrued $106,240 interest income related to the receivable.

As of December 31, 2015, $3.0 million had been received and 11.4 million warrants were vested.

d)	Herbert Gold Property, Alaska

Pursuant to an option agreement made in November 2007, the Company is required to make annual payments of $20,000 until 2017 and $30,000 from November 2018 and every anniversary thereafter.

In October 2011, the Company entered into a joint venture agreement with Grande Portage Resources Ltd. (“Grande Portage”) whereby the Company maintains a 35% interest in the Herbert Gold property and Grande Portage earned a 65% interest by spending $1.25 million on June 15, 2012. The two parties bear their proportionate share of the costs for the future exploration work. In the event any party does not contribute their propionate share of such costs and its interest is reduced to 10% or less based on the formula provided in the joint venture agreement, its interest will be automatically converted into a 1% NSR, which may be acquired by the other party for $1.0 million.

On November 7, 2014 the Company elected not to participate in future exploration work programs proposed by Grande Portage other than the claim fees and option payments.

The property is subject to a 5% NSR on commencement of commercial production.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

6.	Loan Payable

On May 8, 2015, the Company enterted into a $500,000 secured note (“Loan Payable”) with Freeport Nevada in order to facilitate a real property interest acquisition within the Bear property. As a result, the Option Agreement was amended to increase the total funding obligation during the Option Period from $38.6 million to $40.75 million, and reduce the sole funding to complete the feasibility study from $100 million to $97.85 million (Note 5(a)).

The Loan Payable bears a simple interest rate of 5% per annum and is due 180 days following written notice of terminiation of the Option Agreement by Freeport Nevada. The Company can extend the 180 days by paying an extension fee of 5% of the outstanding principal and interest accrued not to exceed $100,000.

In the event Freeport Nevada elects to enter Stage 3 of the Option Agreement, the $500,000 may be credited to the Freeport Nevada future funding obligation. Since the payment date for the Loan Payable is beyond the Company’s discretion, it was classified as a current liability.

7.	Convertible Notes

On July 2, 2014, the Company closed a non-brokered private placement of 500 units for gross proceeds of $500,000. Each unit was priced at $1,000 and comprised of one non-transferable convertible redeemable promissory note (“Note”) and 11,442 non-transferable warrants. Each warrant entitles the holders to purchase one common share of the Company at a price of CAD$0.16 per share until January 2, 2016, subject to acceleration provision. During the year the Notes were extended for one year to January 2, 2017.

The Notes bear a simple interest rate of 10% per annum. Interest may be paid in cash or shares at the option of the Company, subject to any required exchange approvals in the case of share payments.

The Notes provide the following terms as to conversion or redemption:

(i)	The outstanding principal amount of each Note may be converted by the Note holder into common shares of the Company at the rate of CAD$0.10 per share at any time until maturity.
(ii)	The Notes automatically convert into common shares at CAD$0.10 per share in the event the closing price of the shares is CAD$0.12 or higher for 10 consecutive trading days.
(iii)

The Company may, prior to conversion, redeem the principal amount of the notes outstanding by paying to the holders the principal amount of the Notes together with interest in cash at the rate of 15% per annum calculated to the date of such redemption.

	December 31,	December 31,
	2015	2014
Fair value of convertible note at maturity	$500,000	$500,000

Fair value of convertible note at date of issue	$298,329	$298,329
Cumulative accretion	276,671	90,886
Change on extension of warrants expiry date	(195,723)	-
Balance at December 31	$379,277	$389,215

December 31, 2015, the Company extended the expiry date of the warrants to January 2, 2017.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

8.	Derivative Liability

Share purchase warrants issued with an exercise price denominated in a currency other than the Company’s functional currency are considered derivative instruments. As such they are classified as financial liabilities measured at fair value and are re-measured each reporting period with all changes recorded as a component of net loss.

In connection with the non-brokered private placement closed on July 2, 2014, as per Note 7, and the Asset Purchase Agreement with Freeport as per Note 5(c), the Company issued 5.721 million and 19 million share purchase warrants to the unit holders. As these warrants are either exercisable in a different currency from the Company’s functional currency, or the number of shares to be issued upon exercising are subject to foreign exchange fluctuation, they are classified as derivative liabilities and carried at fair value. The warrants are therefore required to be revalued at FVTPL at each reporting date.

Based on the Company’s valuation of the debt portion and the derivative component at the date of issuance, the convertible note proceeds were allocated as $298,329 to the debt component and $201,671 to the derivative component of the instrument representing an effective interest rate of 35% to the debt component. The resulting discount to the debt component was amortized and accreted back to the debt over the term of the instrument. On December 24, 2015 the convertible notes were extended for one additional year. The fair value of the instruments was determined at the date of extension; the fair value of the liability component was determined using present value of expected cash-flows and the derivative liability component was valued on extension using the Black-Scholes option model using the following assumptions: volatility of 142.5%, expected term of 1 year, discount rate of 0.48% and dividend yield of 0%. Based on the valuation of the instruments, the proportionate allocation of fair values of the convertible note were allocated to the debt component as $379,277 (Note 7) and the derivative component as $195,723.

The derivative component was further revalued at December 31, 2015, including the extended expiry date of January 2, 2017, resulting in an ending balance of the derivative instrument of $207,741. The derivative liability component was revalued using the following assumptions: volatility of 142.73%, expected term of 1 year, discount rate of 0.48% and dividend yield of 0%.

The following table sets out the changes in derivative liability:

	Number of Warrants	Fair value assigned
At December 31, 2013	36,351,571	$1,026,722
Issuance of promissory notes	-	185,328
Issuance of derivative warrants	19,000,000	677,726
Expiration of warrants	(6,541,571)	-
Change in fair value estimates	-	(597,124)
At December 31, 2014	48,810,000	$1,292,652
Warrants extension	(29,810,000)	(1,279,936)
Change in fair value estimates	-	1,207,198
Change in contract of warrant	5,721,000	172,042
At December 31, 2015	24,721,000	$1,391,956

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

9.	Share-Based Payments

a)	Stock options

The Company has a stock option plan (the “Plan”), which is approved by the shareholders of the Company annually. The Plan is designed to attract and retain individuals and to reward them for current and expected future performance. Options generally are granted for a maximum term of five years and expire 90 days following the termination of the optionee’s employment with the Company. The exercise price for the options is set at the closing market price of the common shares on the grant date. The vesting period of options vary with terms determined by the board of directors. Under the Plan, the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options outstanding:

	December 31, 2015		December 31, 2014
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price (CAD)	Options	Exercise Price (CAD)
Outstanding, beginning of year	15,400,000	$0.55	16,310,000	$0.78
Granted	2,635,000	$0.12	3,880,000	$0.09
Expired	(2,270,000)	$(1.25)	(4,790,000)	$(0.96)

Outstanding, end of year	15,765,000	$0.38	15,400,000	$0.55

The following table summarizes stock options outstanding by expiry dates with exercise and fair value at the date of recording in CAD:

Exercise	Fair
price	Value
(CAD$)	(CAD$)	Expiry Date	December 31, 2015	December 31, 2014
$1.80	$0.87	April 1, 2015	-	100,000
$1.76	$0.98	April 22, 2015	-	200,000
$1.29	$0.78	August 9, 2015	-	1,405,000
$1.55	$0.90	October 6, 2015	-	65,000
$1.51	$0.90	November 3, 2015	-	100,000
$0.60	$0.12	December 31, 2015	-	400,000
$1.60	$0.93	March 24, 2016	200,000	200,000
$1.25	$0.74	August 9, 2016	2,370,000	2,370,000
$0.90	$0.50	October 24, 2016	300,000	300,000
$0.50	$0.32	March 27, 2017	100,000	100,000
$0.45	$0.28	June 28, 2017	2,520,000	2,520,000
$0.16	$0.12	September 19, 2018	3,810,000	3,810,000
$0.10	$0.06	June 25, 2019	2,830,000	2,830,000
$0.05	$0.04	December 31, 2019	1,000,000	1,000,000
$0.05	$0.04	March 26, 2020	200,000	-
$0.13	$0.10	July 16, 2020	2,435,000	-
	Total stock options outstanding		15,765,000	15,400,000

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

Subsequent to December 31, 2015, 200,000 stock options with an exercise price of CAD$1.60 per option expired unexercised.

The weighted average remaining contractual life for options outstanding and exercisable at December 31, 2015 was 2.65 and 2.65 years (December 31, 2014 – 2.89 and 2.87 years), respectively.

The Company used the following weighted average assumptions in the Black-Scholes option pricing model to fair value the options granted:

	December 31, 2015		December 31, 2014		December 31, 2013
Weighted average share price	CAD $	0.09	CAD $	0.09	CAD $	0.19
Risk-free interest rate		0.48%		1.25%		1.72%
Expected share price volatility		142.73%		111%		96%
Expected option life in years		5.0		5.0		5.0
Forfeiture rate		0%		0%		0%
Expected dividend yield		0%		0%		0%

Share-based payments expense were incurred as follows:

	Years ended December 31,
	2015	2014	2013
Consultants	$38,239	$10,717	$83,186
Directors and officers	146,298	178,397	290,106
Employees	23,913	31,079	22,978
	$208,450	$220,193	$396,270

Volatility was determined based on the historical volatility over the estimated lives of the options.

b)	Share purchase warrants

The following table presents changes in total warrants outstanding:

	December 31, 2015		December 31, 2014
				Weighted
	Number of	Weighted Average	Number of	Average Exercise
	Warrants	Exercise Price	Warrants	Price
Outstanding, beginning of
year	54,531,000	$0.14	36,351,571	$0.18
Issued	-	-	24,721,000	$0.14
Expired	-	-	(6,541,571)	$0.49

Outstanding, end of year	54,531,000	$0.14	54,531,000	$0.14

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

The following table summarizes information about the warrants outstanding by expiry dates:

			Number of Warrants
Expiry date	Exercise price		December 31, 2015	December 31, 2014

September 13, 2018(1)	USD$	0.15	29,810,000	29,810,000

January 2, 2017(2)	CAD$	0.16	5,721,000	5,721,000

October 3, 2019	USD$	0.16	19,000,000	19,000,000

			54,531,000	54,531,000

(1)	On June 19, 2015, the Company extended the expiry date of the warrants by two years from September 13, 2016 to September 13, 2018.
(2)	On December 31, 2015, the Company extended the expiry date of the warrants by one year from January 2, 2016 to January 2, 2017.

On July 28, 2014, the Company repriced the exercise price of 6,541,571 warrants from $0.53 to $0.16 per warrant. On December 28, 2014, the warrants expired unexercised.

10.	Related Party Transactions

a)

Key management comprises directors and executive officers. Certain executive officers are entitled to termination benefits equal to up to two years’ gross salary amounting to $300,000 in the event of a change of control. The Company has no post-employment benefits and other long-term employee benefits. Compensation awarded to key management was as follows:

	Years ended December
	2015	2014	2013
Salaries and employee benefits	$516,933	$583,341	$338,768
Directors' fees	17,985	-	150
Share-based payments	146,299	178,397	283,577
	$681,217	$761,738	$622,495

Director fees were re-instated beginning July 1, 2015 at CAD$47,500 per annum payable equally on a quarterly basis.

b)	The Company paid remuneration for the following items with companies related by way of officers in common:

	Years ended December 31,
	2015	2014	2013
Manex Resources Group (i)	$130,705	$263,010	$398,895
Lawrence Page Q.C. Law Corp. (ii)	-	7,873	12,222
Atherton Enterprises Ltd. (iii)	-	-	76,279
	$130,705	$270,883	$487,396

(i)	Manex Resource Group (“Manex”) is a private company owned by the Corporate Secretary that provides general office and administrative services.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

(ii)	Lawrence Page, Q.C. Law Corp. is a company owned by the Corporate Secretary that provides legal services.
(iii)	Atherton Enterprises Ltd. is a private company owned by Mr. Scott Hean, the CFO of the Company. Effective December 1, 2013, Mr. Hean became a salaried employee of the Company.

c)	Related party loan payable

During the year ended December 31, 2013, the President and CEO of the Company advanced three loans to the Company in the principal amount of $800,000. The loans are unsecured, bear annual interest of 10% and are due on demand with 40 days’ notice.

The principal and interest amounts outstanding were fully repaid in the year ended December 31, 2014.

11.	Commitments and Contingencies

a)

The Company has a five-year service agreement with Manex until August 31, 2017 at a monthly rate of CAD$8,000. The Company may terminate the service agreement by paying Manex the lesser of CAD$96,000 or a total fee owing for the remainder of the service agreement.

b)

To acquire certain mineral property interests in Nevada, the Company must make optional acquisition expenditures in order to satisfy the terms of existing option agreements, failing which the rights to such mineral properties will revert back to the property vendors. For details of the Company’s mineral property payments see Note 5.

12.	Supplemental Cash Flow Information

For the years ended	December 31,	December 31,	December 31,
	2015	2014	2013
Non-cash items
Mineral property expenditures included in accounts payable	$397,591	$2,825	$120,489
Shares issued for mineral properties	$-	$-	$81,843
Warrant derivative liability	$1,279,937	$-	$-
Extension of convertible note	$215,140	$-	$-

Cash & cash equivalents
Cash in bank	$1,910,693	$1,482,469	$770,409
Option payment - Freeport Nevada	1,611,430
Short-term investments	1,000,000	-	-
	$4,522,123	$1,482,469	$770,409

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

13.	Deferred Income Taxes

a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2015	2014

Loss for the year	$3,103,861	$2,140,583
Canadian statutory tax rate	26%	26%

Income tax benefit computed at statutory rates	807,004	556,552
Foreign tax rates different from statutory rates	78,484	52,663
Expired losses	(598,813)	-
Temporary differences	(10,950)	735,795
Change in timing differences	1,887,498	1,046,033
Rate difference between current and deferred taxes	(33,680)	314,843
Foreign exchange gains or losses	(871,772)	1,580,067
Permanent differences	(54,974)	81,810
Unused tax losses and tax offsets not recognized in tax asset	(1,202,797)	(4,367,763)

	$-	$-

b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2015 and 2014 are presented below:

	2015	2014
Deferred tax assets
Tax losses carried forward	$-	$626,754
Tax value over book value of mineral properties	107,190	-
Deferred tax assets	107,190	626,754
Deferred tax liability
Tax losses carried forward	(107,190)	(626,754)
Net deferred tax assets	$-	$-

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

c)

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where it is probable the deferred tax assets will be recovered. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2015	2014

Non-capital losses	$52,979,635	$45,077,000
Share issue costs	409,946	535,538
Tax value over book value of mineral properties	4,246,236	14,452,967
Tax value over book value of equipment	561,332	607,938
Tax value over book value of investments	21,266	35,084
Unrecognized deductible temporary differences	$58,218,415	$60,708,527

The Company’s unused non-capital losses expire as follows:

	Canada	United States	Mexico
2016 - 2020	$-	$-	$10,711,834
2021 - 2025	-	677,681	10,496,445
2026 - 2035	15,421,169	15,672,505	-
Total	$15,421,169	$16,350,186	$21,208,279

The Company’s unused capital losses of $12,924 are available to carry forward indefinitely.

14.	Segmented Information

The Company has one business segment, the exploration of mineral properties. The Company’s significant non-current assets are distributed by geographic locations as follows:

	December 31, 2015		December 31, 2014
	Equipment	Mineral property	Equipment	Mineral property
Mexico	$-	$887,850	$45,929	$2,365,128
United States	14,278	29,412,160	19,994	29,931,194
Total	$14,278	$30,300,010	$65,923	$32,296,322

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

15.	Capital Management and Financial Instruments

The Company considers its capital under management to consist of shareholders’ equity. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company’s objectives of capital management are intended to ensure the entity’s ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2015.

The Company’s activities expose it to a variety of risks arising from financial instruments. The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of these risks.

The Company designates the fair value of financial instruments according to the following:

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 -	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company has designated its cash and cash equivalent as held-for-trading; amounts due from joint venture partner, other receivables and amount due from Freeport Nevada are classified as loans and receivables; reclamation bonds are classified as held-to-maturity; accounts payable and accrued liabilities are classified as other financial liabilities; and derivative liability is classified as held-for-trading.

Fair value

The recorded amount for cash, amount due from exploration partners, amounts due from and to related parties, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying values of the reclamation bonds approximate their fair values, as these balances are redeemable on demand.

The derivative liability is measured at fair value and categorized in Level 3 at $1,391,956 (2014 - $1,292,652). The fair value of the derivative liability is based on the Black-Scholes option pricing model inputs disclosed in Note 8, as determined at the reporting date.

Foreign currency risk

Foreign currency risk is the risk that the carry value of financial instruments denominated in another currency than the functional currency of the Company may change. The Company operates in Canada and the United States and is therefore exposed to foreign exchange currency risk arising from transactions denominated in CAD. Based on the table below, a 10% change in the exchange rate between the CAD and USD would not have material effect on the Company’s operations.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

The following table lists the financial instruments denominated in CAD as of year ended:

	December 31, 2015	December 31, 2014	December 31, 2013
	CAD	CAD	CAD
Cash	$8,619	$30,918	$21,445
Other receivables	12,541	4,919	6,709
Accounts payable and accrued liabilities	(99,213)	(242,576)	(130,894)
Due to related parties	-	(3,295)	(4,375)
Net foreign exposure	$(78,053)	$(210,034)	$(107,115)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to the interest rate risk through the interest earned on cash balances and short-term investments and loan payable and convertible notes. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on the preservation of capital and liquidity. However, management does not believe this exposure is significant.

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company is exposed to credit risk through its cash, which is held in large Canadian financial institutions and receivables. The Company’s credit risk associated with amounts due from exploration partners is minimized as a result of a strong and continuing working relationship with the partners. The Company believes this credit risk is insignificant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows and through the management of its capital structure.

16.	Subsequent Events

a)

On January 6, 2016, $500,000 was received and 1.9 million warrants were vested and exercisable immediately at an exercise price of $0.16 per share pursuant to the Asset Purchase Agreement with Freeport, which closed October 3, 2014.

b)	On January 15, 2016, the Company sold its 100% owned Mexican subsidiary Minera Agua de Tierra S.V for $500,000.

c)

On March 1, 2016, the Company amended and extended the final and deferred payments of $1.5 million due from Blackberry for the Nieves property to $1.0 million by June 1, 2016 as per the Stock Purchase Agreement closed December 29, 2014.